EXHIBIT 99.1

Centerra Gold Announces 2021 Year-End Mineral Reserves and Resources and Fourth Quarter Exploration Update

This news release contains forward-looking information that is subject to risk factors and assumptions as set out in the Cautionary Note Regarding Forward-Looking Information section on pages [14-15]. All figures are in United States dollars unless otherwise stated.

TORONTO, Feb. 25, 2022 (GLOBE NEWSWIRE) -- Centerra Gold Inc. (“Centerra” or the “Company”) (TSX: CG) (NYSE: CGAU) today announced its 2021 year-end estimates for mineral reserves and mineral resources. 2021 year-end mineral reserves have been estimated based on a gold price of $1,350 per ounce for the Mount Milligan Mine and the Öksüt Mine and $1,250 per ounce for the Kemess Property, and a copper price of $3.00 per pound.

Centerra Mineral Reserves and Resources Highlights as at December 31, 2021:

  Centerra’s proven and probable gold mineral reserves total 4.85 million ounces of contained gold (288 million tonnes (Mt) at 0.52 g/t gold), a decrease of 0.3 million ounces of contained gold from December 31, 2020 (excluding the impact of the loss of control of the Kumtor Mine in May 2021).
  Centerra’s overall measured and indicated gold mineral resources, exclusive of mineral reserves, increased by 1.4 million ounces to 7.1 million ounces of contained gold (653 Mt at 0.34 g/t gold), excluding the impact of the loss of control of the Kumtor Mine. Centerra added ounces to the Mount Milligan Mine’s mineral resources as a result of in-fill drilling completed during the 2021 drilling program.
  Centerra’s proven and probable copper mineral reserves decreased by 101 million pounds to 1,366 million pounds of contained copper (257 Mt at 0.24% copper), primarily as a result of 2021 depletion.
  Centerra’s measured and indicated copper mineral resources, exclusive of mineral reserves, increased by 453 million pounds to 5,783 million pounds of contained copper (1,032 Mt at 0.20% copper).

Centerra Year-End Gold Mineral Reserves and Mineral Resources

Mineral Reserves
As at December 31, 2021, Centerra’s proven and probable gold mineral reserves total an estimated 4.85 million contained ounces (288 Mt at 0.52 g/t gold), compared to 11.2 million contained ounces (374.6 Mt at 0.93 g/t gold) in the prior year. In 2021, proven and probable gold mineral reserves decreased by 6.3 million contained ounces, primarily due to processing of approximately 0.5 million contained ounces and the loss of control of the Kumtor Mine (including the gold inventory of approximately 6.0 million contained ounces as of December 31, 2020). Partially offsetting the overall decrease was the addition of approximately 0.2 million contained ounces at the Öksüt Mine.

Mount Milligan
At the Mount Milligan Mine, proven and probable gold mineral reserves total an estimated 1.8 million ounces of contained gold (150.0 Mt at 0.38 g/t gold) as of December 31, 2021, compared to 2.1 million contained ounces gold (170.6 Mt at 0.39 g/t gold) as of December 31, 2020. For 2021, proven and probable gold mineral reserves decreased by 310,000 contained ounces of gold, including the processing of 306,000 contained ounces of gold.

Öksüt
At the Öksüt Mine, proven and probable gold mineral reserves total an estimated 1.1 million ounces of contained gold (30.5 Mt at 1.16 g/t gold) at December 31, 2021, compared to the estimated 1.1 million ounces of contained gold (26.3 Mt at 1.34 g/t gold) as at December 31, 2020. Proven and probable gold mineral reserves 2021 depletion (196,000 ounces) was more than offset by an increase of 203,000 contained ounces due to an updated life of mine plan and decrease of the cut-off grade from 0.2 g/t to 0.16 g/t gold.

Kemess
At the Kemess Property, the proven and probable gold mineral reserves for the Kemess Underground Project are unchanged at an estimated 1.9 million contained ounces (107.4 Mt at 0.50 g/t gold) as at December 31, 2021.

Mineral Resources
Centerra’s measured and indicated gold mineral resources decreased by approximately 0.9 million ounces of contained gold to 7.1 million ounces of contained gold (652.9 Mt at 0.34 g/t gold), when compared to the December 31, 2020 estimate. The decrease is a result of the loss of control of the Kumtor Mine (2.3 million ounces as of December 31, 2020), partially off-set by the addition of 1.4 million ounces to the Mount Milligan Mine’s mineral resources as a result of in-fill drilling completed during the 2021 drilling program. All measured and indicated gold resource figures in this section are presented exclusive of gold mineral resources.

Mount Milligan
At the Mount Milligan Mine, measured and indicated resources increased by 1.4 million contained ounces of gold, as a result of the infill drilling described above, for a total of 2.8 million ounces of contained gold (284.0 Mt at 0.31 g/t gold) as at December 31, 2021.

Öksüt
At the Öksüt Mine, measured and indicated gold resources as at December 31, 2021 increased by 53,000 contained ounces, attributable to an updated resource estimate, offset by processing 196,000 contained ounces of gold during 2021.

Kemess
At the Kemess Underground and Kemess East projects, measured and indicated gold resources are unchanged compared to December 31, 2020, totaling 4.0 million ounces of contained gold (351.2 Mt at 0.36 g/t gold).

Inferred Gold Mineral Resources
The Company’s inferred gold mineral resource estimate totals 1.0 million contained ounces of gold (95.4 Mt at 0.34 g/t gold) as at December 31, 2021, a decrease of 4.3 million contained ounces when compared to December 31, 2020. The decrease is primarily a result of the loss of control of the Kumtor Mine which resulted in a decrease of 4.4 million contained ounces, partially offset by the addition of 125,000 ounces at the Mount Milligan Mine.

Inferred mineral resources have a great amount of uncertainty as to their existence and as to whether they can be mined economically. It cannot be assumed that all or part of the inferred mineral resources will ever be upgraded to a higher category.

Centerra Year-End Copper Mineral Reserves and Mineral Resources

Mineral Reserves
Proven and probable copper mineral reserves total an estimated 1,366 million pounds of contained copper (257 Mt at 0.24% copper).

Mount Milligan
At the Mount Milligan Mine, proven and probable copper mineral reserves total an estimated 736 million pounds of contained copper (150 Mt at 0.22% copper) as at December 31, 2021 compared to 837 million pounds of contained copper (171 Mt at 0.22% copper) as at December 31, 2020. The decrease of 101 million contained pounds of copper was primarily due to the processing of 97 million contained pounds of copper in 2021.

Kemess
The Kemess Underground Project’s proven and probable copper mineral reserves are unchanged and are estimated to be 630 million pounds of contained copper (107 Mt at 0.27% copper) as at December 31, 2021.

Mineral Resources
Measured and indicated copper mineral resources total an estimated 5,783 million pounds of contained copper (1,032 Mt at 0.20% copper). The copper mineral resources are located at the Mount Milligan Mine, the Berg Property, the Kemess Underground, and Kemess East properties, all which are located in Canada. All measured and indicated copper mineral resource figures in this section are presented exclusive of mineral reserves.

Mount Milligan
At the Mount Milligan Mine, measured and indicated mineral resources increased by 453 million pounds of contained copper to an estimated 974 million pounds (284 Mt at 0.16% copper) as at December 31, 2021. The increase in measured and indicated mineral resources resulted from an updated resource estimate upon the completion of the 2021 in-fill drilling program.

Kemess
At Kemess, measured and indicated mineral resources are unchanged at 2,107 million pounds of contained copper as at December 31, 2021. The Kemess Underground measured and indicated mineral resources total an estimated 697 million pounds of contained copper (174 Mt at 0.18% copper) and Kemess East measured and indicated mineral resources total an estimated 1,410 million pounds of contained copper (178 Mt at 0.36% copper).

Inferred Copper Mineral Resources
Centerra’s inferred copper mineral resource estimate totals 539 million pounds of contained copper (108 Mt at 0.16% copper). This includes an estimated 47 million pounds of contained copper (17 Mt at 0.19% copper) at Mount Milligan that represents a year-over-year increase of 19 million pounds of contained copper due to a revised resource estimation and classification. At Kemess inferred copper mineral resources include 210 million pounds of contained copper (48 Mt at 0.20% copper) at Kemess Underground and 203 million pounds of contained copper (29 Mt at 0.31%) at Kemess East, both unchanged from December 31, 2020.

Inferred mineral resources have a great amount of uncertainty as to their existence and as to whether they can be mined economically. It cannot be assumed that all or part of the inferred mineral resources will ever be upgraded to a higher category.

Goldfield
On February 22, 2022, the Company announced that it had entered into a definitive agreement to acquire the Goldfield District Project (“Goldfield”) from Waterton Nevada Splitter, LLC. Goldfield consists of three known deposits: Gemfield, Goldfield Main and McMahon Ridge. Centerra is aware that a previous NI 43-101 technical report was published in 2013 on the Goldfield property by a previous owner.  Centerra has reviewed that report and subsequent studies on the project as part of its due diligence and expects to further refine and update that work before announcing a resource estimate (expected in the first half of 2023) and an updated feasibility study thereafter.

Table 1 (see additional footnotes on page 7)
Centerra Gold Inc. 2021 Year-End Mineral Reserve and Resources Summary – Gold (1)
(as at December 31, 2021)

Proven and Probable Gold Mineral Reserves
	Proven			Probable			Total Proven and Probable
Property	Tonnes (kt)	Grade (g/t)	Contained Gold (koz)	Tonnes (kt)	Grade (g/t)	Contained Gold (koz)	Tonnes (kt)	Grade (g/t)	Contained Gold (koz)
Mount Milligan (4)	107,444	0.39	1,342	42,531	0.36	496	149,975	0.38	1,838
Öksüt	494	1.23	20	30,034	1.16	1,123	30,528	1.16	1,143
Kemess Underground	-	-	-	107,381	0.50	1,868	107,381	0.50	1,868
Total	107,938	0.39	1,362	179,946	0.60	3,487	287,884	0.52	4,849

Measured and Indicated Gold Mineral Resources (2)
	Measured			Indicated			Total Measured and Indicated
Property	Tonnes (kt)	Grade (g/t)	Contained Gold (koz)	Tonnes (kt)	Grade (g/t)	Contained Gold (koz)	Tonnes (kt)	Grade (g/t)	Contained Gold (koz)
Mount Milligan (4)	134,531	0.31	1,331	149,426	0.30	1,428	283,957	0.31	2,759
Öksüt	17,720	0.50	283	-	-	-	17,720	0.50	283
Kemess Underground	-	-	-	173,719	0.31	1,737	173,719	0.31	1,737
Kemess East	-	-	-	177,500	0.40	2,305	177,500	0.40	2,305
Total	152,251	0.33	1,614	500,645	0.34	5,470	652,896	0.34	7,084

Inferred Gold Mineral Resources (3)
Property	Tonnes (kt)	Grade (g/t)	Contained Gold (koz)
Mount Milligan (4)	17,232	0.37	203
Öksüt	1,215	0.44	17
Kemess Underground	47,700	0.34	529
Kemess East	29,300	0.30	283
Total	95,447	0.34	1,032

1) Centerra’s equity interests as of this news release are as follows: Mount Milligan 100%, Öksüt 100%, Kemess Underground and Kemess East 100%. Numbers may not add up due to rounding
2) Mineral resources are in addition to mineral reserves. Mineral resources do not have demonstrated economic viability.
3) Inferred mineral resources have a great amount of uncertainty as to their existence and as to whether they can be mined economically. It cannot be assumed that all or part of the inferred mineral resources will ever be upgraded to a higher category.
4) Production at Mount Milligan is subject to a streaming agreement with RGLD Gold AG and Royal Gold, Inc. (collectively, “Royal Gold”) which entitles Royal Gold to 35% of gold sales from the Mount Milligan Mine. Under the stream arrangement, Royal Gold will pay $435 per ounce of gold delivered. Mineral reserves and resources for the Mount Milligan property are presented on a 100% basis.

Table 2 (see additional footnotes on page 7)
Centerra Gold Inc. 2021 Year-End Mineral Reserve and Resources Summary - Other Metals (1)
(as at December 31, 2021)

Property	Tonnes (kt)	Copper Grade (%)	Contained Copper (Mlbs)	Molybdenum Grade (%)	Contained Molybdenum (Mlbs)	Silver Grade (g/t)	Contained Silver (koz)
Proven Mineral Reserves
Mount Milligan (4)	107,444	0.23	534	-	-	-	-
Probable Mineral Reserves
Mount Milligan (4)	42,531	0.21	201	-	-	-	-
Kemess Underground	107,381	0.27	630	-	-	1.99	6,878

Total Proven and Probable Mineral Reserves
Mount Milligan (4)	149,975	0.22	736	-	-	-	-
Kemess Underground	107,381	0.27	630	-	-	1.99	6,878
Total Copper and Silver	257,356	0.24	1,366	-	-	0.77	6,878

Measured Mineral Resources (2)
Mount Milligan (4)	134,531	0.16	479	-	-	-	-
Berg(5)	176,384	0.36	1,391	0.03	132	3.02	17,152
Kemess Underground	-	-	-	-	-	-	-
Kemess East	-	-	-	-	-	-	-
Thompson Creek	57,645	-	-	0.07	92	-	-
Endako	47,100	-	-	0.05	48	-	-

Indicated Mineral Resources (2)
Mount Milligan (4)	149,426	0.15	495	-	-	-	-
Berg(5)	220,284	0.27	1,311	0.03	161	3.08	21,799
Kemess Underground	173,719	0.18	697	-	-	1.55	8,632
Kemess East	177,500	0.36	1,410	-	-	1.97	11,240
Thompson Creek	59,498	-	-	0.07	85	-	-
Endako	122,175	-	-	0.04	118	-	-

Total Measured and Indicated Mineral Resources (2)
Mount Milligan (4)	283,957	0.16	974	-	-	-	-
Berg(5)	396,668	0.31	2,702	0.03	293	3.05	38,951
Kemess Underground	173,719	0.18	697	-	-	1.55	8,632
Kemess East	177,500	0.36	1,410	-	-	1.97	11,240
Total Copper and Silver	1,031,844	0.20	5,783	0.02	636	1.39	58,823
Thompson Creek	117,143	-	-	0.07	177	-	-
Endako	169,275	-	-	0.04	166	-	-

Inferred Mineral Resources (3)
Mount Milligan (4)	17,232	0.19	47	-	-	-	-
Berg(5)	13,982	0.26	79	0.02	5	4.39	1,971
Kemess Underground	47,700	0.20	210	-	-	1.65	2,530
Kemess East	29,300	0.31	203	-	-	2.00	1,880
Total Copper and Silver	108,214	0.16	539	0.02	50	1.27	6,381
Thompson Creek	806	-	-	0.04	1	-	-
Endako	47,325	-	-	0.04	44	-	-

1) Centerra’s equity interests as of this news release are as follows: Mount Milligan 100%, Kemess Underground 100%, Kemess East 100%, Berg 100%, Thompson Creek 100%, and Endako 75%. Numbers may not add up due to rounding.
2) Mineral resources are in addition to mineral reserves. Mineral resources do not have demonstrated economic viability.
3) Inferred mineral resources have a great amount of uncertainty as to their existence and as to whether they can be mined economically. It cannot be assumed that all or part of the inferred mineral resources will ever be upgraded to a higher category.
4) Production at Mount Milligan is subject to a streaming agreement which entitles Royal Gold to 18.75% of copper sales from the Mount Milligan Mine. Under the stream arrangement, Royal Gold will pay 15% of the spot price per metric tonne of copper delivered. Mineral reserves and resources for the Mount Milligan property are presented on a 100% basis.
5) In December 2020, the Berg property was optioned to a third party which has the right to acquire a 70% interest in the property over a period of up to five years.

Table 3 - Centerra Gold Inc. (see additional footnotes on page 7)
Reconciliation of Mineral Reserves
and Mineral Resources(1)(2) – Contained Gold (koz) as at December 31, 2021

	December 31, 2020 (2)	2021 Throughput(3)	2021 Addition (Deletion)(4)	December 31, 2021
Proven and Probable Gold Mineral Reserves
Mount Milligan	2,148	306	(4)	1,838
Öksüt(5)	1,136	196	203	1,143
Kemess Underground	1,868	-	-	1,868
Kumtor Open Pit	6,013	-	(6,013)	-
Total	11,166	502	(5,814)	4,849
Measured and Indicated Gold Mineral Resources
Mount Milligan	1,396	-	1,363	2,759
Öksüt(5)	230	-	53	283
Kemess Underground	1,737	-	-	1,737
Kemess East	2,305	-	-	2,305
Kumtor Open Pit	2,280	-	(2,280)	-
Total	7,948	-	(864)	7,084
Inferred Gold Mineral Resources(6)
Mount Milligan	78	-	125	203
Öksüt(5)	23	-	(6)	17
Kemess Underground	529	-	-	529
Kemess East	283	-	-	283
Kumtor Open Pit and Underground	4,465	-	(4,465)	-
Total	5,378	-	(4,346)	1,032

1) Centerra’s equity interests as of this news release are as follows: Mount Milligan 100%, Öksüt 100%, Kemess Underground and Kemess East 100%. As previously reported, Centerra is no longer in control of the Kumtor Mine.
2) Mineral reserves and mineral resources reported in Centerra’s Annual Information Form filed in March 2021. Centerra reports mineral reserves and mineral resources separately. The amount of reported mineral resources does not include those amounts identified as mineral reserves. Mineral resources do not have demonstrated economic viability. Numbers may not add due to rounding.
3) Corresponds to process plant feed at both Mount Milligan and Öksüt.
4) Changes in mineral reserves or mineral resources, as applicable, are attributed to: (i) changes to metal price and foreign exchange assumptions, (ii) information provided by drilling and subsequent reinterpretation and reclassification of mineral resources, and (iii) changes to cost estimates and metallurgical recoveries.
5) Öksüt open pit mineral reserves and mineral resources include the Keltepe and Guneytepe deposits.
6) Inferred mineral resources have a great amount of uncertainty as to their existence and as to whether they can be mined economically. It cannot be assumed that all or part of the inferred mineral resources will ever be converted to a higher category.

Additional Footnotes for Tables 1, 2, 3
General

  A conversion factor of 31.1035 grams per troy ounce of gold is used in the mineral reserve and mineral resource estimates.

Mount Milligan

  The mineral reserves have been estimated based on a gold price of $1,350 per ounce, copper price of $3.00 per pound and an exchange rate of 1USD:1.30CAD.
  The open pit mineral reserves are estimated based on an NSR cut-off of $7.64 per tonne (C$9.55 per tonne) and takes into consideration metallurgical recoveries, concentrate grades, transportation costs, smelter treatment charges and royalty and streaming arrangements in determining economic viability.
  The mineral resources have been estimated based on a gold price of $1,550 per ounce, copper price of $3.50 per pound and an exchange rate of 1USD:1.30CAD.
  The open pit mineral resources are constrained by a pit shell and are estimated based on a copper equivalent basis which was equivalent to NSR cut-off of $7.35 per tonne (C$9.55 per tonne) and takes into consideration metallurgical recoveries, concentrate grades, transportation costs, smelter treatment charges and royalty and streaming arrangements in determining economic viability.
  Further information concerning the Mount Milligan deposit, including key assumptions, parameters and methods used to estimate mineral resources and mineral reserves, as well as environmental and other risks are described in Centerra’s most recently filed Annual Information Form and in the Mount Milligan Mine Technical Report, dated March 26, 2020, each of which has been filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

Öksüt

  The mineral reserves have been estimated based on a gold price of $1,350 per ounce and an exchange rate of 1USD:7.5TL.
  The open pit mineral reserves are estimated based on 0.16 grams of gold per tonne cut-off grade.
  Open pit optimization used a tonne weighted LOM metallurgical recovery of 77% (Keltepe Pit 75%, Guneytepe Pit 85%).
  The mineral resources have been estimated based on a gold price of $1,550 per ounce.
  Open pit mineral resources are constrained by a pit shell and are estimated based on 0.16 grams of gold per tonne cut-off grade.
  Further information concerning the Öksüt deposit, including key assumptions, parameters and methods used to estimate mineral resources and mineral reserves, as well as environmental and other risks are described in Centerra’s most recently filed Annual Information Form which is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar and the Technical Report on the Öksüt Project, dated September 3, 2015, which is available on SEDAR at www.sedar.com.

Kemess Underground

  The mineral reserves have been estimated based on a gold price of $1,250 per ounce, copper price of $3.00 per pound and an exchange rate of 1USD:1.25CAD.
  The mineral reserves are estimated based on an NSR cut-off of C$17.30 per tonne and takes into consideration metallurgical recoveries, concentrate grades, transportation costs and smelter treatment charges in determining economic viability.
  The mineral resources have been estimated based on a gold price of $1,450 per ounce, copper price of $3.50 per pound and an exchange rate of 1USD:1.25CAD.
  The mineral resources are estimated based on an NSR cut-off of C$15.00 per tonne and takes into consideration metallurgical recoveries, concentrate grades, transportation costs and smelter treatment charges.
  Further information concerning the Kemess Underground deposit is described in the technical report dated July 14, 2017 and filed on SEDAR at www.sedar.com by AuRico Metals Inc. The technical report describes the exploration history, geology and style of gold mineralization at the Kemess Underground deposit. Sample preparation, analytical techniques, laboratories used and quality assurance-quality control protocols used during the exploration drilling programs are consistent with industry standards and carried out by independent certified assay labs.

Kemess East

  The mineral resources have been estimated based on a gold price of $1,450 per ounce, copper price of $3.50 per pound and an exchange rate of 1USD:1.25CAD.
  The mineral resources are estimated based on an NSR cut-off of C$17.30 per tonne and takes into consideration metallurgical recoveries, concentrate grades, transportation costs and smelter treatment charges.
  Further information concerning the Kemess East project is described in the technical report dated July 14, 2017 and filed on SEDAR by AuRico Metals Inc. The technical report describes the exploration history, geology and style of gold mineralization at the Kemess East project. Sample preparation, analytical techniques, laboratories used and quality assurance-quality control protocols used during the exploration drilling programs are consistent with industry standards and carried out by independent certified assay labs.

Thompson Creek

  The mineral resources have been estimated based on a molybdenum price of $14.00 per pound.
  The open pit mineral resources are constrained by a pit shell and are estimated based on 0.030% molybdenum cut-off grade.

Endako

  The mineral resources have been estimated based on a molybdenum price of $14.00 per pound and an exchange rate of 1USD:1.25CAD.
  The open pit mineral resources are constrained by a pit shell and are estimated based on 0.025% molybdenum cut-off grade.

Berg

  The mineral resources have been estimated based on a copper price of $3.50 per pound, molybdenum price of $14.00 per pound, silver price of 21.00 per ounce and an exchange rate of 1USD:1.25CAD.
  The open pit mineral resources are constrained by a pit shell and are estimated based on 0.25% copper equivalent cut-off grade that takes into consideration metallurgical recoveries, concentrate grades, transportation costs, and smelter treatment charges in determining economic viability.

Qualified Person
Slobodan (Bob) Jankovic, Professional Geoscientist, member of the Association of Professional Geoscientists of Ontario (APGO) and Centerra’s Senior Director, Technical Services, has reviewed and approved the scientific and technical information related to mineral reserves and resources estimates contained in this news release. Mr. Jankovic is a Qualified Person within the meaning of Canadian Securities Administrator’s National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”).

All mineral reserve and resources have been estimated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and NI 43-101.

Mineral reserve and mineral resource estimates are forward-looking information and are based on key assumptions and subject to material risk factors. If any event arising from these risks occurs, the Company’s business, prospects, financial condition, results of operations or cash flows and the market price of Centerra’s shares could be adversely affected. Additional risks and uncertainties not currently known to the Company, or that are currently deemed immaterial, may also materially and adversely affect the Company's business operations, prospects, financial condition, results of operations or cash flows and the market price of Centerra’s shares. See the section entitled “Risk Factors” in the Company’s annual Management’s Discussion and Analysis (MD&A) for the year-ended December 31, 2021, available on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar and see also the discussion below under the heading “Caution Regarding Forward-looking Information”.

2021 Fourth Quarter Exploration Update

Exploration activities in the fourth quarter of 2021 included drilling, surface sampling, geological mapping and geophysical surveying at the Company’s various projects and earn-in properties, targeting gold and copper mineralization in Canada, Turkey, Finland and the United States of America.

Exploration expenditures at the Company’s continuing operations for the year and for the quarter were $37.4 million and $9.2 million, respectively. The activities were focused on expanded drilling programs at the Mount Milligan Mine and the Öksüt Mine, as well as at the Sivritepe Project, which is a greenfield exploration property located in north-eastern Turkey.

Mount Milligan Mine

The 2021 diamond drilling program at the Mount Milligan Mine totalled 39,505 metres in 68 drill holes (13,914 metres in 27 exploration drill holes and 25,591 metres in 41 resource expansion drill holes). Primary brownfield exploration targets included zones below the current ultimate open-pit boundary, i.e., MBX Deep and WBX Deep, and on the eastern margin of the open-pit, i.e., Great Eastern Fault (“GEF”) zone, where positive drilling results were returned in 2019 and 2020.

Mount Milligan Brownfield Drilling and Exploration

Exploration and resource expansion drilling continued in the fourth quarter of 2021 with the completion of 22 diamond drill holes totalling 15,445 metres. Fifteen drill holes, totalling 10,024 metres, were completed in the MBX and WBX Deep zones resource expansion/exploration targets below the current ultimate open-pit boundary in the central portion of the deposit. Three drill holes, totalling 2,568 metres, were completed in the DWBX zone planned for resource expansion on the western pit wall. Four drill holes, totalling 2,853 metres, were completed in the GEF zone, testing for both shallow mineralization associated with the GEF, and deeper porphyry mineralization associated with the underlying Great Eastern stock.

Complete or partial assay results were returned for 22 drill holes, including results from 8 holes drilled in the third quarter of 2021 and 14 holes drilled in the fourth quarter of 2021. These include potential significant mineralization from below the ultimate open-pit boundary in the MBX and WBX Deep zones, and along the western margin of the open-pit in the DWBX zone.

Selected significant intersections are reported below:

MBX and WBX Deep Zones (central portion of the open-pit)

21-1349	71.1 metres @ 0.67 g/t Gold (“Au”), 0.24% Copper (“Cu”) from 3.7 metres including 12.0 metres @ 1.22 g/t Au, 0.36% Cu from 36.0 metres
93.0 metres @ 0.35 g/t Au, 0.31% Cu from 168.0 metres
60.0 metres @ 1.15 g/t Au, 0.03% Cu from 267.0 metres
including 16.4 metres @ 2.06 g/t Au, 0.03% Cu from 306.0 metres
21-1339	40.9 metres @ 0.13 g/t Au, 0.11% Cu from 24.0 metres 72.0 metres @ 0.28 g/t Au, 0.14% Cu from 159.0 metres
21-1342	73.3 metres @ 0.23 g/t Au, 0.18% Cu from 9.1 metres 101.5 metres @ 0.17 g/t Au, 0.16% Cu from 88.1 metres
21-1344 (partial results)	76.0 metres @ 0.26 g/t Au, 0.15% Cu from 3.0 metres 22.0 metres @ 0.15 g/t Au, 0.18% Cu from 87.0 metres

21-1345	53.3 metres @ 0.23 g/t Au, 0.17% Cu from 3.7 metres 50.3 metres @ 0.70 g/t Au, 0.24% Cu from 262.7 metres including 13.0 metres @ 1.03 g/t Au, 0.17% Cu from 299.0 metres
21-1348	17.0 metres @ 1.05 g/t Au, 0.11% Cu from 6.0 metres including 11.00 metres @ 1.47 g/t Au, 0.12 Cu from 8.0 metres 58.6 metres @ 0.30 g/t Au, 0.27% Cu from 186.0 metres
21-1351	62.1 metres @ 0.16 g/t Au, 0.08% Cu from 7.9 metres 148.0 metres @ 0.47 g/t Au, 0.17% Cu from 211.0 metres including 14.0 metres @ 1.46 g/t Au, 0.17% Cu from 304.0 metres
21-1352	63.0 metres @ 0.24 g/t Au, 0.24% Cu from 37.0 metres
21-1353	45.3 metres @ 0.38 g/t Au, 0.17% Cu from 3.7 metres
21-1354 (partial results)	112.2 metres @ 0.71 g/t Au, 0.34% Cu from 424.3 metres
21-1355 (partial results)	29.0 metres @ 0.27 g/t Au, 0.30% Cu from 3.0 metres 31.0 metres @ 0.14 g/t Au, 0.24% Cu from 42.0 metres 45.5 metres @ 0.31 g/t Au, 0.05% Cu from 141.5 metres
21-1356 (partial results)	152.5 metres @ 0.35 g/t Au, 0.06% Cu from 6.4 metres

DWBX Zone (western margin of the open-pit)

21-1335	113.0 metres @ 0.22 g/t Au, 0.17% Cu from 260.0 metres 59.9 metres @ 0.23 g/t Au, 0.14% Cu from 375.1 metres 119.0 metres @ 0.46 g/t Au, 0.37% Cu from 490.0 metres
21-1336	196.5 metres @ 0.33 g/t Au, 0.35% Cu from 84.5 metres 88.0 metres @ 0.38 g/t Au, 0.61% Cu from 290.0 metres
21-1337	53.1 metres @ 0.17 g/t Au, 0.24% Cu from 319.0 metres 42.0 metres @ 0.16 g/t Au, 0.28% Cu from 396.0 metres
21-1338	15.3 metres @ 1.10 g/t Au, 0.34% Cu from 318.7 metres 50.2 metres @ 0.30 g/t Au, 0.35% Cu from 339.5 metres
21-1340	26.0 metres @ 0.68 g/t Au, 0.10% Cu from 145.0 metres 183.0 metres @ 0.27 g/t Au, 0.37% Cu from 198.0 metres
21-1346 (partial results	90.0 metres @ 0.22 g/t Au, 0.31% Cu from 80.0 metres 42.0 metres @ 1.22 g/t Au, 0.26% Cu from 230.0 metres including 22.6 metres @ 1.96 g/t Au, 0.11% Cu from 239.4 metres
21-1350 (partial results)	181.7 metres @ 0.92 g/t Au, 0.27% Cu from 333.0 metres 53.0 metres @ 0.32 g/t Au, 0.44% Cu from 541.0 metres

Assay results returned from the MBX Deep zone during the fourth quarter of 2021 show wide intercepts of potentially significant mineralization below the ultimate open-pit boundary. Porphyry-style mineralization is associated with potassic altered latite-andesite units in the footwall of the MBX monzonite porphyry stock. All lithologies are variably crosscut by early, transitional, and late-stage veins. To date, the tested dimensions of the MBX Deep zone are approximately 200 metres (north-northeast to south-southwest) by 140 metres (east to west) with an average width of 110 metres, for significant intervals, and potential to expand to the south and to the east. A second series of fault-bound monzonite porphyry intrusions with potassic alteration ± mineralized early veins have been drilled at depth underlying the ultimate pit boundary and the MBX stock by approximately 400 metres to 600 metres.

Assay results returned from the DWBX zone during the fourth quarter show wide intercepts of porphyry-style mineralization along the western margins of the ultimate pit boundary, with narrow intercepts of vein associated high gold-low copper mineralization. Porphyry-style mineralization is associated with potassic alteration and early quartz veins within the DWBX composite stock and the stock margins. A moderately west-dipping hydrothermal breccia body has been identified at shallow depth in host volcanic rocks in the northern part of the DWBX zone. This feature is believed to be associated with emplacement of porphyry stocks and remains to be tested down-dip to the west and into the Goldmark stock footwall volcanic rocks. Results returned from the DWBX zone in 2021 show potential for resource expansion to the west of the current ultimate pit boundary.

The above mineralized intercepts were calculated using a cut-off grade of 0.1 g/t Au or 0.1% Cu and a maximum internal dilution interval of 4.0 metres. Significant assay intervals reported represent apparent widths due to the undefined geometry of mineralization in this zone, relationship between fault blocks, and conceptual nature of the exploration target. Drill collar locations and associated graphics are available at the following link:
https://ml.globenewswire.com/media/63702a77-3ee8-4dac-b4c3-ccff21f3d4a7/document/?v=02242022094200

A full listing of the drill results, drill hole locations and plan map (including the azimuth, dip of drill holes, and depth of the sample intervals) for the Mount Milligan Mine have been filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar and are available on the Company’s website at www.centerragold.com.

Öksüt Mine

During the fourth quarter of 2021, 55 drill holes totalling 12,812 metres were completed before the end of the 2021 diamond drilling campaign in November. In the fourth quarter of 2021, drilling program mainly focused on developing the Keltepe North (“Keltepe N”) and Keltepe Northwest (“Keltepe NW”) oxide gold satellite resources and targeting geochemical gold and geophysical anomalism at the Büyüktepe, Yelibelen and Boztepe prospects. In addition to these areas, the drilling in the fourth quarter confirmed the discovery of a new mineralized zone, Keltepe North-Northwest (“Keltepe NNW”), which has the potential to be another satellite deposit.

A total of 31,525 metres in 159 drill holes were completed in the 2021 drilling program. The 2021 drilling program contributed to increased resource expansion and development around the known deposits (Keltepe, Güneytepe, Keltepe N and Keltepe NW). The oxide gold mineralization that has been delineated at Keltepe N, Keltepe NW and now at Keltepe NNW requires additional infill drilling, which will commence in the first quarter of 2022.

All the outstanding core samples were dispatched to the assay lab by the end of the year. As the priority was given to the analysis of samples from Keltepe N, Keltepe NW, and Keltepe NNW, most of the assay results from Büyüktepe, Yelibelen and Boztepe prospects are still pending. Significant mineralized intercepts were received from Keltepe N, Keltepe NW and Keltepe NNW. Selected significant intersections are reported below:

Keltepe North (resource expansion oxide gold)

ODD0574	55.0 metres @ 0.93 g/t Au from 126.4 metres including 6.0 metres @ 3.32 g/t Au from 147.2 metres
ODD0591	16.7 metres @ 1.20 g/t Au from 15.7 metres including 13.0 metres @ 1.4 g/t Au from 15.7 metres

ODD0614	42.3 metres @ 1.21 g/t Au from 26.7 metres including 13.5 metres @ 2.37 g/t Au from 27.5 metres
ODD0616	37.3 metres @ 0.53 g/t Au from 11.4 metres including 5.0 metres @ 1.14 g/t Au from 22.0 metres

Keltepe North-West (resource expansion oxide gold)

ODD0596	33.0 metres @ 0.48 g/t Au from 65.7 metres
ODD0620	36.0 metres @ 0.87 g/t Au from 10.7 metres including 23.8 metres @ 1.18 g/t Au from 21.8 metres
ODD0622	19.3 metres @ 0.3 g/t Au from 22.9 metres

Keltepe North-Northwest (oxide gold)

ODD0593	68.9 metres @ 0.41 g/t Au from 18.6 metres
ODD0612	91.7 metres @ 0.33 g/t Au from 62.5 metres

The above mineralized intercepts were calculated using a cut-off grade of 0.2 g/t Au and a maximum internal dilution interval of 5.0 metres. The true widths of the mineralized intervals reported represent approximately 60% to 90% of the stated downhole interval. Drill collar locations and associated graphics are available at the following link:
https://ml.globenewswire.com/media/63702a77-3ee8-4dac-b4c3-ccff21f3d4a7/document/?v=02242022094200

A full listing of the drill results, drill hole locations and plan map (including the azimuth, dip of drill holes, and depth of the sample intervals) for the Öksüt Mine have been filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar and are available on the Company’s website at www.centerragold.com.

Other Projects Turkey

Sivritepe Project

The 2021 diamond drilling program was completed with a further 20 drill holes being drilled in the fourth quarter for a total of 4,662 metres. A total of 15,459 metres in 62 drill holes were completed in 2021. Drilling mainly targeted gold-in-soil geochemical anomalism and succeeded in identifying multiple mineralized zones. Drilling at the two major prospects, Sivritepe West and Sivritepe East, was specifically designed to be able to define potential gold resources. The drilling data received to date indicates that the identified mineralized zones are still open along strike and at depth and need to be targeted by infill and step-out drilling in the 2022 drilling season.

In the fourth quarter of 2021, drilling was focused on the Sivritepe West Prospect, where the extent of the east-west trending gold mineralized zone was outlined at surface by a nearly one km long gold-in-soil geochemical anomaly. It is interpreted that gold mineralization is related to the contact between magmatic-hydrothermal breccias and trachy-andesitic intrusive rocks. All the drill holes returned anomalous oxide and/or sulfide gold mineralized intervals.

Selected significant intersections are reported below:

Sivritepe West (oxide gold)

STW0026	12.5 metres @ 0.56 g/t Au from 8.0 metres including 3.5 metres @ 1.47 g/t Au from 13.6 metres
STW0027	35.0 metres @ 0.40 g/t Au from the surface
STW0028	22.0 metres @ 0.47 g/t Au from 47.0 metres including 4 metres @ 1.67 g/t Au from 64 metres
STW0040	48.0 metres @ 0.30 g/t Au from 37.0 metres including 6.9 metres @ 1.4 g/t Au from 46.0 metres

Sivritepe West (sulfide gold)

STW0022	51.1 metres @ 0.41 g/t Au from 137.0 metres including 6.0 metres @ 1.53 g/t Au from 148.0 metres
STW0024	26.6 metres @ 0.60 g/t Au from 247.0 metres including 5.6 metres @ 1.39 g/t Au from 248.0 metres
STW0039	16.7 metres @ 2.34 g/t Au from 199.3 metres including 10.0 metres @ 3.8 g/t Au from 205.0 metres

The above mineralized intercepts were calculated using a cut-off grade of 0.1 g/t Au and a maximum internal dilution interval of 5.0 metres. The true widths of the mineralized intervals reported represent approximately 30%-85% of the stated downhole interval and averages around 60%. Drill collar locations and associated graphics are available at the following link:
https://ml.globenewswire.com/media/63702a77-3ee8-4dac-b4c3-ccff21f3d4a7/document/?v=02242022094200

A full listing of the drill results, drill hole locations and plan map (including the azimuth, dip of drill holes, and depth of the sample intervals) for the Sivritepe Project have been filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar and are available on the Company’s website at www.centerragold.com. .

BC Generative/New Projects

2XFred Project

The Two Times Fred (“2XFred”) project, located in the Nechako Plateau of Central British Columbia, is an earn-in project under option from Kootenay Resources Inc.

The 2021 Phase-2 diamond drilling program began late in the third quarter and was completed in the fourth quarter of 2021. The entire Phase-2 program comprised 4,704 metres of drilling in 15 drill holes. In the fourth quarter of 2021, there were 3,842 metres drilled in 12 drill holes. Drilling tested geophysical anomalies and areas with coincident near-surface kaolinite clay alteration for low-sulfidation epithermal gold-silver vein mineralization over a strike distance of 2.4 kilometres. Five target zones were tested, including Borrow Pit, Saki, Shinju, Western and Gold Hill zones. As of the end of the quarter, all final assay results are pending.

Additional exploration activities in the fourth quarter included the completion of a controlled-source audio frequency magnetotellurics survey (CSAMT; 26.6 line-kilometres), a tensor AMT survey (four line-kilometres), an induced polarization survey (1.8 line-kilometres), and a ground magnetic survey (33 line-kilometres).

Qualified Person & QA/QC – Exploration

Exploration information and related scientific and technical information in this document regarding the Mount Milligan Mine were prepared in accordance with the standards of NI 43-101 and were prepared, reviewed, verified, and compiled by Cheyenne Sica, Member of the Association of Professional Geoscientists Ontario, Exploration Manager at Centerra’s Mount Milligan Mine, who is the qualified person for the purpose of NI 43-101. Sample preparation, analytical techniques, laboratories used, and quality assurance and quality control protocols used during the exploration drilling programs are done consistent with industry standards while independent certified assay labs are used. The Mount Milligan Mine’s deposit is described in the 2020 AIF and a technical report dated March 26, 2020 (with an effective date of December 31, 2019) prepared in accordance with NI 43-101, both of which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar

Exploration information, and related scientific and technical information, in this document, with respect to the Öksüt Mine and the Sivritepe Project, were prepared, reviewed, verified and compiled in accordance with NI 43-101 by Mustafa Cihan, Member of the Australian Institute of Geoscientists and Exploration Manager at the Company’s Turkish subsidiary Centerra Madencilik A.Ş., who is the qualified person for the purpose of NI 43-101. Sample preparation, analytical techniques, laboratories used, and quality assurance and quality control protocols used during the exploration drilling programs are done consistent with industry standards while independent certified assay labs are used. The Öksüt deposit is described in the Company’s 2020 AIF, which is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar and in a technical report dated September 3, 2015 (with an effective date of June 30, 2015) prepared in accordance with NI 43-101, which is available on SEDAR at www.sedar.com.

Exploration information, and other related scientific and technical information in this document, with respect to 2XFred and other BC generative projects, were prepared in accordance with the standards of NI 43-101 and were prepared, reviewed, verified, and compiled by C. Paul Jago, Member of Engineers and Geoscientists British Columbia and Exploration Manager - Generative North America, who is the qualified person for the purpose of NI 43-101. Sample preparation, analytical techniques, laboratories used, and quality assurance and quality control protocols used during the exploration drilling programs are done consistent with industry standards while independent certified assay labs are used.

Caution Regarding Forward-Looking Information
Information contained in this news release which are not statements of historical facts, and the documents incorporated by reference herein, may be “forward-looking information” for the purposes of Canadian securities laws. Such forward-looking information involves risks, uncertainties and other factors that could cause actual results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward looking information. The words “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “intends”, “continue”, “budget”, “estimate”, “may”, “will”, “schedule” and similar expressions identify forward-looking information. These forward-looking statements relate to, among other things, mineral reserve and mineral resource estimates, life of mine estimates and operating and capital costs; future exploration potential; timing and scope of future exploration (brownfields or greenfields); and anticipated costs and expenditures and other information that is based on forecasts of future operational or financial results, estimates of amounts not yet determinable, and assumptions of management. Forward-looking information is necessarily based upon a number of estimates and assumptions that, while considered reasonable by Centerra, are inherently subject to significant political, business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking information. For a full list of the risk factors that can affect the Company, see its management’s discussion and analysis for the year ended December 31, 2021 and its most recently filed annual information form.

Market price fluctuations in gold, copper and other metals, as well as increased capital or production costs or reduced recovery rates may render ore reserves containing lower grades of mineralization uneconomic and may ultimately result in a restatement of mineral reserves. The extent to which mineral resources may ultimately be reclassified as proven or probable mineral reserves is dependent upon the demonstration of their profitable recovery. Economic and technological factors which may change over time always influence the evaluation of mineral reserves or mineral resources. Centerra has not adjusted mineral resource figures in consideration of these risks and, therefore, Centerra can give no assurances that any mineral resource estimate will ultimately be reclassified as proven and probable mineral reserves.

Mineral resources are not mineral reserves, and do not have demonstrated economic viability, but do have reasonable prospects for economic extraction. Measured and indicated mineral resources are sufficiently well defined to allow geological and grade continuity to be reasonably assumed and permit the application of technical and economic parameters in assessing the economic viability of the resource. Inferred mineral resources are estimated on limited information not sufficient to verify geological and grade continuity or to allow technical and economic parameters to be applied. Inferred mineral resources are too speculative geologically to have economic considerations applied to them to enable them to be categorized as mineral reserves. There is no certainty that mineral resources of any category can be upgraded to mineral reserves through continued exploration.

Centerra’s mineral reserve and mineral resource figures are estimates and Centerra can provide no assurances that the indicated levels of gold or copper will be produced or that Centerra will receive the metal prices assumed in determining its mineral reserves. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While Centerra believes that these mineral reserve and mineral resource estimates are well established and the best estimates of Centerra’s management, by their nature mineral reserve and mineral resource estimates are imprecise and depend, to a certain extent, upon analysis of drilling results and statistical inferences which may ultimately prove unreliable. If Centerra’s mineral reserve or mineral reserve estimates for its properties are inaccurate or are reduced in the future, this could have an adverse impact on Centerra’s future cash flows, earnings, results or operations and financial condition.

Centerra estimates the future mine life of its operations. Centerra can give no assurance that mine life estimates will be achieved. Failure to achieve these estimates could have an adverse impact on Centerra’s future cash flows, earnings, results of operations and financial condition.

There can be no assurances that forward-looking information and statements will prove to be accurate, as many factors and future events, both known and unknown could cause actual results, performance or achievements to vary or differ materially, from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements contained herein or incorporated by reference. Accordingly, all such factors should be considered carefully when making decisions with respect to Centerra, and prospective investors should not place undue reliance on forward looking information. Forward-looking information is as of February 25, 2022. Centerra assumes no obligation to update or revise forward looking information to reflect changes in assumptions, changes in circumstances or any other events affecting such forward-looking information, except as required by applicable law.

About Centerra
Centerra Gold Inc. is a Canadian-based gold mining company focused on operating, developing, exploring and acquiring gold properties in North America, Turkey, and other markets worldwide. Centerra operates two mines: the Mount Milligan Mine in British Columbia, Canada, and the Öksüt Mine in Turkey. While the Company still owns the Kumtor Mine in the Kyrgyz Republic, it is currently no longer under the Company’s control. The Company also owns the pre-development stage Kemess Underground Project in British Columbia, Canada and owns and operates the Molybdenum Business Unit in the United States. Centerra's shares trade on the Toronto Stock Exchange (“TSX”) under the symbol CG and on the New York Stock Exchange (“NYSE”) under the symbol CGAU. The Company is based in Toronto, Ontario, Canada.

For more information:
Toby Caron
Treasurer and Director, Investor Relations
(416) 204-1694
toby.caron@centerragold.com

Shae Frosst
Manager, Investor Relations
(416) 204-2159
shae.frosst@centerragold.com

Additional information on Centerra is available on the Company’s website at www.centerragold.com and at SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.